Mail Stop 6010
Via Facsimile and U.S. Mail

May 10, 2006

Mr. Ramani Ayer
Chairman, President and Chief Executive Officer
The Hartford Financial Services Group, Inc.
Hartford Plaza
Hartford, Connecticut 06115-1900

> **Re: The Hartford Financial Services Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 001-13958**

Dear Mr. Ayer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Managements' Discussion and Analysis

Critical Accounting Estimates

Property & Casualty Reserves, Net of Reinsurance, page 31

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe the objective of this disclosure should be for investors to understand a) the reasons for changes in the historical estimate b) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends identified from past experience and c) the potential variability in the most recent estimate and the impact this variability has on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments one through seven. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

1. You provide a general explanation of reserve methodologies for non-A&E business and A&E business but do not disclose the specific reserve methodologies for each of your major lines of business. We believe that this disclosure is particularly important for your significant long tail lines of non-A&E business, such as workers' compensation. Also, it should describe in greater detail the final step in your quarterly reserve review, including the specific factors considered by your senior reserving actuaries that resulted in a reserve adjustment. Please provide the following information in a disclosure-type format for each of your non-A&E businesses.

   - Describe your process for calculating the current year IBNR reserve, and how it used to determine the calculation of the ultimate unpaid liability, cumulative paid claims and case reserves.
   - Describe the methodologies used to determine reserves for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered.
   - Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. So that investors can better understand the judgments and uncertainties in your loss reserving process, please address in your discussion of methodologies in the preceding bullet how management determined its provision for uncertainty and quantify your provision for uncertainty by line of business for each period presented.
   - Describe the nature and frequency of your procedures for determining the adequacy of loss reserves. Indicate how these procedures differ between your interim and annual reserve verifications.

2. We understand that you establish point estimates for most reserves. Provide the following information in disclosure-type format:

   - The various methods considered and the method that was selected to calculate the reserves. Include a discussion of why the method selected was more appropriate over the other methods.

- If multiple point estimates are generated, include the range of these point estimates, how management determined the most appropriate point estimate and why another point estimate was not chosen.
- Explain and quantify any difference between the point estimate and recorded reserves.

3. In disclosure-type format, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.

   - For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
   - Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes and/or given current trends observed as discussed in a. above. This discussion should reconcile the historical changes and/or the current trends observed to what management has calculated as its most recent key assumptions.

4. You provide sensitivity analysis for certain non-A&E lines of business. Explain in disclosure-type format why management believes the scenarios quantified are reasonably likely. For example, if the "reasonably likely" change is a percent change of a key assumption, disclose the factors that you considered in determining this percentage.

5. We note that your 2003 Form 10-K included two tabular disclosures, Summary of Gross Asbestos Reserves (refer to page 53) and Summary of Gross Environmental Reserves (refer to page 54), that you omitted from your 2005 Form 10-K. We believe that in particular the exposure ranges, exposure counts and survival ratios in these tables facilitated investors' understanding of the risks and volatility inherent in your A&E reserves. Please provide this information to us in disclosure-type format.

Property & Casualty

Prior accident year development, pages 65-69

6. You describe prior accident year development by type of reserve action taken. However, in many instances it appears you did not provide a reason for the action. Also, your disclosure did not describe in reasonable specificity the new events that occurred or the additional information acquired since the last reporting date that led to the change in estimates and thus did not justify the timing of the change in estimate, i.e. why recognition occurred in the periods that it did and why recognition in earlier periods was not required. For example, in your discussion

of underwriting actions and California reform, it is unclear what determined the timing for a workers' compensation reserve release in 2005. We believe that investors' understanding of the timing of changes to key assumptions to properly reflect emerging new trends in your loss experience is particularly important. The rationale for changes in estimate that do not correlate with emerging trends should be fully explained. Please provide this information in a disclosure-type format for each year presented.

Ongoing Operations, page 72

7. The effect of your reinsurance activities appears to have fluctuated significantly in 2004 and materially affect operating results. However, the corresponding discussion in "underwriting results and ratios" generally appeared to be limited and on a net of reinsurance basis. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also, discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. In particular, explain the significant reduction in ceded losses in 2004. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Form 10-Q for quarterly period ended March 31, 2006

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Policies

Adoption of New Accounting Standards, page 9

8. You state that you used the prospective method in adopting SFAS 123R. SFAS 123R requires companies that have previously adopted SFAS 123 to adopt this new standard using either the modified-prospective method or the modified-retrospective method. Please clarify for us in a disclosure-type format the method used in adopting SFAS 123R.

Forms 8-K dated April 27, 2006

Press Release of the Hartford Financial Services Group, Inc. dated April 27, 2006
Investor Financial Supplement of the Hartford Financial Services Group, Inc. for the
three months ended March 31, 2006

9. You present a non-GAAP financial measure, "core earnings", on both a segment
    and consolidated basis in your press release and investor financial supplement.
    This financial measure was not presented in the segment footnote in either your
    Form 10-K or Form 10-Q. While you reconcile it to net income, your reasons for
    presenting this non-GAAP measure do not provide substantive reasons why the
    measure is useful to an investor, and you give core earnings greater prominence in
    your review of business unit results as you do not use the comparable GAAP
    measures in that review. Also, you express core earnings on an EPS basis, which
    we believe to be an inappropriate use of per share information and in other
    measures, such as earnings guidance, return on equity, and effective tax rates.
    Please discontinue presenting this non-GAAP financial measure or explain how
    this presentation complies with Item 10(e)(i) of Regulation S-K.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the
form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant